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EXHIBIT 2

TO THE FORM 6-K DATED JANUARY 2, 2003
OF IAMGOLD CORPORATION
Press release dated December 24, 2002 of IAMGold Corporation

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors: IAMGOLD announces decision in Kinbauri litigation
TSX Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52 Week Trading Range:	Cdn $3.41 – $8.75
Total Shares Outstanding:	79,237,022
Fully Diluted:	83,735,525

        MARKHAM, ON, Dec. 24 /CNW/ — IAMGOLD Corporation ("IAMGOLD" or "the Company") (TSX:IMG, AMEX:IAG) announced that it has received the Reasons for Judgment of the trial judge in the damages portion of the claim by Kinbauri Gold Corporation ("Kinbauri").

        Kinbauri commenced an action against IAMGOLD in 1991 before the Ontario Superior Court of Justice, regarding a disputed agreement to amalgamate. At the liability portion of the proceedings, heard in July 1997, the court held that IAMGOLD was not legally justified in unilaterally terminating the contract.

        In February 2002, the court heard evidence on the issue of damages. Kinbauri claimed compensatory damages of Cdn.$8,160,000 plus Cdn.$416,000 for costs and expenses. In his Reasons for Judgment, the trial judge awarded compensatory damages of Cdn.$1,700,000, plus prejudgment interest and costs. At that time, Kinbauri also claimed punitive damages of Cdn.$2,000,000. This claim was dismissed completely by the court.

        Larry Phillips, Vice President and General Counsel said, "This has been a long and difficult process for the Company and our shareholders. Although the damage award is a significant amount, it is far less than the amounts claimed by Kinbauri throughout the hearing on damages. We will be reviewing the Reasons for Judgment with our litigation counsel in order to determine the necessary steps to finally conclude this matter."

        This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD Corporation (IAMGOLD), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

        Please note: This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca All material information on IAMGOLD can be found at www.sedar.com

        If you wish to be placed on IAMGOLD's e-mail press release list please contact us at info(at)iamgold.com
        %SEDAR: 00009025E

— 0 —	12/24/2002

        /For further information: Larry Phillips, Vice-President, Corporate Development, Ph: (905) 477-4420, Fx: (905) 477-4426, Toll Free: 1-888-IMG-9999/
        (IMG. IAG)

CO:	IAMGOLD
ST:	Ontario
IN:	MNG
SU:

CNW 10:43e 24-DEC-02

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EXHIBIT 2